Zimmer Holdings, Inc.
345 East Main Street
P. O. Box 708
Warsaw, IN 46580
574.276.6131
www.zimmer.com

June 8, 2015

VIA EDGAR

Cecilia Blye

Chief, Office of Global Security Risk

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F. Street, NE

Washington, DC 20549

Re:	Zimmer Holdings, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2014

Filed February 23, 2015

File No. 1-16407

Dear Ms. Blye:

This letter is submitted in response to the Staff’s comment letter, dated May 22, 2015, with respect to the Office of Global Security Risk’s review of the above-referenced filing of Zimmer Holdings, Inc. (“we,” “us,” “our,” “Zimmer” or the “Company”). For your convenience, we have reproduced the text of the Staff’s comments in bold-face below, and our response thereto follows each comment.

General

1.	In your letter to us dated October 9, 2012, you discussed contacts with Syria. As you are aware, Syria is designated by the State Department as a state sponsor of terrorism and is subject to U.S. economic sanctions and export controls. We note that your website and Zimmer UK’s website provide contact information for Al-Chifa Ltd. in Syria. Please describe to us the nature and extent of your past, current, and anticipated contacts with Syria since your 2012 letter, whether through subsidiaries, affiliates, distributors, resellers or other direct or indirect arrangements. You should describe any products or services provided, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities they control.

Cecilia Blye

U.S. Securities and Exchange Commission

June 8, 2015

Response:

We confirm to the Staff that certain of our subsidiaries have sold and continue to sell commercial, non-sensitive medical devices to a third-party distributor in Syria, for resale to approved hospitals in Syria. Since our October 2012 letter, all such sales have been made pursuant to specific licenses issued by the U.S. Commerce Department’s Bureau of Industry and Security (“BIS”).

BIS has issued licenses to one of our U.S. subsidiaries and one foreign subsidiary to sell implantable knee, hip and spine products and related surgical items to a private, third-party distributor in Syria, Al-Chifa Ltd, for resale to BIS-approved hospitals, and has renewed these licenses several times. One such license (for hip and spine products and related surgical items) is currently valid and will expire in February 2016. Another BIS license (for knee products and related surgical items) recently expired in April 2015. We have submitted an application to BIS to renew this license, but BIS has not yet acted on the application.

To the best of our knowledge after due inquiry, neither we nor any of our subsidiaries (including the BIS licensees) has entered into any agreements or other commercial arrangements with the government of Syria or entities known to be controlled by the government of Syria.

2.	Please discuss the materiality of any contacts with Syria you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria.

Response:

As described more fully below, based on our assessment of both quantitative and qualitative factors, we believe that our contacts with Syria do not constitute a material investment risk for our security holders, and that we are not likely to be adversely impacted by any investor sentiment with respect to companies that have operations associated with Syria.

Our sales to the third-party distributor in Syria represent a very small portion of our total net sales and are not quantitatively material. For the last three fiscal years and the three month period ended March 31, 2015, aggregate sales to Syria represented approximately three thousandths of one percent (0.003%)

Cecilia Blye

U.S. Securities and Exchange Commission

June 8, 2015

of our total net sales. Sales of orthopaedic products to Syria during that period were as follows: $346,000 (2012); $61,000 (2013); $53,000 (2014); and $3,000 (three months ended March 31, 2015).

We have no assets in Syria other than leased instruments used by surgeons to implant our orthopaedic products (we generally lease instruments, rather than sell them). We have incurred no liabilities with respect to these sales other than isolated instances in which we repair or replace items under warranty or subject to product recalls; these repair or replacement obligations do not constitute material liabilities.

Qualitatively, the nature of the products sold – medical devices that specifically target the relief of human suffering – supports the conclusion that a reasonable investor would not consider these sales important in making an investment decision relating to our securities. Nor do we believe these sales pose a material risk to our reputation or stock value. While the U.S. has targeted the government of Syria for sanctions, it has repeatedly made clear that these sanctions are not intended to cause the citizenry of that country to be deprived of necessary food and medical supplies. Hence the U.S. government licenses sales of medicines, medical devices and food to Syria, including our sales, which were made in accordance with applicable laws.

We are aware that various state and municipal governments, universities and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. However, to our knowledge, we have not received any inquiries or questions from investors or analysts regarding our activities associated with Syria, nor have we received any communications from any of our major stockholders questioning our activities or indicating that they are considering divestment initiatives. Further, to our knowledge, such divestment measures are directed primarily at companies that have made investments in the targeted countries or are involved in the energy sectors of those countries. We have made no such investments, and our sales are of medical devices designed to relieve human suffering.

We will continue to monitor the business, legal and reputational implications of our activities relating to Syria and will include appropriate disclosure in our filings with the Securities and Exchange Commission if we were to conclude that such activities constitute a material risk for us or our security holders.

3.	Please tell us whether any of your contacts with Syria involve products or technology that are dual use, or are listed on the Department of Commerce’s Commerce Control List.

Response:

None of the items we have provided to the third-party distributor in Syria is classified as a dual-use product and none is regulated under the Commerce Department’s Export Administration Regulations’ Commerce

Cecilia Blye

U.S. Securities and Exchange Commission

June 8, 2015

Control List, 15 C.F.R. Part 774. Rather, all are commercial, non-sensitive products that are considered to be “medical devices” as that term is defined in the Federal Food, Drug, and Cosmetic Act, 21 U.S.C. § 321(h), and all are classified (or would be if they were subject to U.S. jurisdiction) as EAR 99 under the Export Administration Regulations.

As requested in your letter, the undersigned, on behalf of the Company, acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the opportunity to respond to your comments. If you have any questions with respect to this letter or if you require additional information, please contact me directly at (574) 371-8505. You may also reach me via fax at (574) 372-4302.

Respectfully submitted,

/s/ Chad F. Phipps

Chad F. Phipps
Senior Vice President, General Counsel and Secretary